SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Reach2HD Phase 2 Clinical Trial Top Line Results.

Reach2HD Phase 2 Clinical Trial Top Line Results Investor Conference Call 19 th February 2014

This presentation may contain some statements that may be considered “ Forward - Looking Statements ” , within the meaning of the US Securities Laws . Thus, any forward - looking statement relating to financial projections or other statements relating to the Company ’ s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially . For a discussion of such risks and uncertainties as they relate to us, please refer to our 2013 Form 20 - F, filed with the US Securities and Exchange Commission, in particular Item 3 , Section D, titled “ Risk Factors . ” Safe Harbour

Introduction Mr Geoffrey Kempler, Chairman and Chief Executive Officer Dr Ray Dorsey, Professor of Neurology, University of Rochester; Principal Investigator Dr Rudy Tanzi, Professor of Neurology, Harvard Medical School; Prana Chief Scientific Advisor Dr Ira Shoulson, Professor of Neurology, Georgetown University; Chair, Huntington Study Group Diane Angus, Chief Operating Officer, Prana.

Mr Geoffrey Kempler, Chairman and Chief Executive Officer

Dr Ray Dorsey, Professor of Neurology, University of Rochester; Principal Investigator

• Huntington disease and cognition • Reach2HD study • Results Outline

Huntington disease (HD) is a rare, inherited neurodegenerative disorder

PRANA BIOTECHNOLOGY Limited

Who	•Approximately 30,000 Americans and over 80,000 individuals globally •Affects both sexes equally
What	•Inherited disorder that causes involuntary movements (chorea), behavior changes, and cognition decline •Only one FDA-approved treatment for chorea (tetrabenazine) is available
When	•Disease onset is typically between 30 to 50 years of age •Rarer, childhood onset forms occur
Where	•Higher prevalence in Europe and North America •Lower prevalence in Japan and Africa
Why	•Disease is caused by a trinucleotide (CAG) expansion in *huntingtin* gene •The huntingtin protein is expressed in higher concentrations in the brain; its exact function remains unclear, but it is involved in regulation of gene expression

Sources: Walker FO. Lancet 2007;369:318-28, Subramaniam S et al. Science 2009;324:1327-30; Fisher E, Semaka A. How many people have Huntington disease? Available at: http://www.e-digitaleditions.com/issue/47322

www.pranabio.com

Preclinical and clinical data supported the study of PBT2 in HD

Study rationale

Mechanism

- In Huntington disease, copper concentrations are elevated in the brain (basal ganglia) where they could promote aggregation of mutant huntingtin
- PBT2 belongs to a class of metal-protein attenuating compounds that reduce metal-induced toxicity of mutant huntingtin

Preclinical study

- In the R6/2 mouse model of Huntington disease, PBT2 improved motor performance, increased body and brain weight, and increased lifespan by 26%
- PBT2 also delayed the onset of paralysis in *C. elegans* worm model of HD

Clinical study

- In a 12-week, phase 2, randomized controlled study in 78 individuals with Alzheimer disease, PBT2 was well tolerated and safe
- Individuals receiving PBT2 250 mg performed significantly better on two executive function tests – Category Fluency and Trail Making Test Part B – and on the Executive Factor composite z-score

Sources: Butcher LL and Fox SS. Science 1968;160:1237-9, Nguyen T et al. PNAS 2005;102:11840-5, Cherny RA et al. J Hunt Dis 2012;1:211-9, Lannfelt L et al. Lancet Neurology 2008;7:779-86. Erratum in Lancet Neurology 2009;8:981

www.pranabio.com

Trail Making Test Part B is a test of executive function, which is impaired in HD

PRANA BIOTECHNOLOGY Limited

Executive function and Trail Making Test Part B

Cognitive decline is universal in Huntington disease

- Cognitive decline begins before diagnosis and is progressive
- Cognitive decline predicts impairments in everyday function

Executive cognitive decline in HD

- Refers to cognitive control processes, such as planning, problem solving, flexibility of behaviour when situational demands change.

Trail Making Test Part B

- Timed executive function measure (flexibility), impaired in HD
- Patients 'Connect the dots' alternating numbers and letters (1→A→2→B→3…)
- Slowing indicates impaired flexibility


13
8
9
B
4
I
D
10
3
7
1
5
H
C
12
G
A
J
2
6
L
E
F
K
11

Sources: Tabrizi SJ et al. Lancet Neurol 2013;12:637-49, Dorsey ER et al. JAMA Neurol 2013;310:1520-30, Paulsen JS et al. JNNP 2013;84:1233-9, Stout JC et al. Cogn Behav Neurol 2007;20:212-8, O'Rourke JJ et al. J Clin Exp Neuropsychol 2011;33:567-79, Beglinger LJ et al. Mov Disord 2013 [epub ahead of print]

www.pranabio.com

The Reach2HD: Phase 2, randomized, double - blind placebo - controlled study 36 randomized to PBT2 250mg once daily Study design 109 individuals with early to mid - stage Huntington disease Study Objectives Primary: To evaluate the tolerability and safety of PBT2 Secondary: To evaluate the effect of PBT2 on the following: • Primary efficacy variables were cognition • Secondary efficacy variables were motor, behavior, function, and global outcomes • Additional biomarker and imaging outcomes 38 randomized to PBT2 100mg once daily 35 randomized to placebo Treatment duration: 26 weeks

Baseline characteristics of participants were well balanced across groups Baseline characteristics of the Reach2HD study population Characteristic Placebo (N=35 ) PBT2 100mg (N=38) PBT2 250mg (N=36) All (N=109) Mean age in years (range) 51.2 (30 - 66) 54.1 ( 31 - 79) 50.3 ( 28 - 70) 51.9 ( 28 – 79) Percent men 45.7% 50.0% 52.8% 49.5% Mean CAG repeat length (of the expanded allele) 44.1 43.2 44.4 43.9 Mean score on Montreal Cognitive Assessment (range is 0 - 30) 22.5 23.5 22.9 23.0 Mean Total Functional Capacity (range is 0 - 13) 9.0 9.3 9.3 9.2

PBT2 was well tolerated ... Tolerability PBT2 250mg daily PBT2 100mg daily Placebo • 32 (88.9%) of the 36 individuals randomized to PBT2 250mg completed the study • 38 (100%) of the 38 individuals randomized to PBT2 100mg completed the study • 34 (97.1%) of the 35 individuals randomized to placebo completed the study Overall, 95% of participants completed the 26 - week study

... and generally safe in the study Safety of PBT2 Serious adverse events Adverse events • Ten serious adverse events occurred during the study • Nine were in the PBT2 groups (6 in PBT2 250mg and 3 in PBT2 100 mg) • Only one (on PBT2 250mg) was deemed related to study drug by the site investigator • Frequency of adverse events did not differ significantly across the three study groups • Most common adverse event was diarrhea, and the rate was similar across groups

PBT2 250mg significantly improved performance on Trail Making Test Part B Change in Trail Making Test Part B Improvement in Trail Making Test Part B was significant at 12 (p<0.001) and 26 weeks (p=0.042)

Trend toward improvement on the executive function composite z - score Other cognitive outcomes Executive function composite Among all participants, there was a trend toward improvement in the composite executive function for those randomized to PBT2 250mg (p=0.069) that was significant among those with mild Huntington disease (p=0.038) No other significant differences were observed at 26 weeks on the other cognitive measures Remaining cognitive measures

Cognitive improvement was also accompanied by a trend toward improvement on functional capacity Other efficacy outcomes Total Functional Capacity • Total Functional Capacity is a key measure of function in occupation, finances, domestic chores, activities of daily living, and care level that is used in almost all in clinical studies in Huntington disease • Score ranges from 0 (most impaired) to 13 (normal) • In Reach2HD, individuals randomized to PBT2 had a favorable signal on slowing functional decline over 6 months No other statistically significant differences were observed on other efficacy measures Remaining efficacy measures Source: Huntington Study Group. Mov Disord 1996;2:136 - 42

Small, exploratory neuroimaging study suggested decreased atrophy among those exposed to PBT2

Exploratory outcome

Imaging results	•In a small (n=6), pilot sub-study, individuals randomized to PBT2 (n=4) had reduced brain atrophy compared to those randomized to placebo
Context	•Brain atrophy is known to begin in the prodromal phase of Huntington disease and progresses along with the disease •Brain atrophy and cortical thinning are associated with cognitive decline in Huntington disease •A recent Huntington disease clinical trial suggested that pharmacological treatment could reduce cortical thinning relative to placebo

www.pranabio.com

Sources: Tabrizi SJ et al. Lancet Neurol 2013;12:637-49, Scahill RI et al. Hum Brain Mapp 2013;34:519-29, Rosas HD et al. Neurology 2005;65:745-7, Rosas HD et al. Neurology 2014;82:1-8

PBT2 is a promising therapy for a cardinal feature of HD Summary Tolerability and safety • PBT2 was well tolerated and generally safe over 26 weeks in individuals with early to mid - stage Huntington disease Efficacy • PBT2 250mg daily significantly improved cognition on a key measure of executive function • Trails Making Test B significantly improved from Baseline to Week 26 in PBT2 250 mg treatment group • Improvement in executive function has never been previously demonstrated in a Huntington disease clinical trial • Results observed are consistent with that seen in the prior phase 2 trial of PBT2 in Alzheimer disease • Cognitive improvement was accompanied by a favorable signal in functional capacity Imaging • Small sub - study suggested reduced brain atrophy among those exposed to PBT2 These promising results require confirmation in a larger phase 3 clinical trial Source: Mestre TA, Ferreira JJ. Parkinsonism Relat Disord 2012;18:316 - 20; Beglinger LJ et al. Mov Disord 2013 [ epub ahead of print]

Dr Ira Shoulson, Professor of Neurology, Georgetown University; Chair, Huntington Study Group

Q&A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 18, 2014